Exhibit 12.1

KORNIT DIGITAL LTD.

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our earnings to fixed charges for each of the periods indicated (in thousands):

	Year ended December 31,				Nine months ended September 30,
	2012	2013	2014	2015	2016
EARNINGS:
Income before taxes on income	$3,542	$2,527	$3,805	$5,434	$3,399
Add:
Fixed charges	$455	$556	$624	$706	$1,099

Total earnings	$3,997	$3,083	$4,429	$6,140	$4,498

COMPUTATION OF FIXED CHARGES:
Amortized premium	$-	$-	$-	$-	$338
Interest portion of operating lease expenses	$455	$556	$624	$706	$761

Total fixed charges	$455	$556	$624	$706	$1,099

RATIO OF EARNINGS TO FIXED CHARGES:	8.78	5.54	7.10	8.70	4.09

For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of the portion of rental expense that management believes is representative of the interest component. Earnings were insufficient to cover combined fixed charges by the following amounts (in thousands): $455, $556, $624 and $706 for the years ended 2012, 2013, 2014 and 2015, respectively, and by $761 for the nine month period ended September 30, 2016.